Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

August 11, 2017

Praxair, Inc. Email to Certain Investors-Linde Merger Outreach Discussion

[Institution Name] is a valued and significant Praxair shareholder. As such, Praxair would like to schedule a brief call to discuss the proposed business combination transaction with Linde AG pursuant to the Business Combination Agreement (“BCA”) dated June 1, 2017 among Praxair and Linde AG and their affiliates.

As you may know, on June 5, 2017, Linde Plc, the new holding company under which the Praxair and Linde AG businesses will be combined, filed a Registration Statement on Form S-4 (the “S-4”) with the Securities and Exchange Commission (“SEC”) relating to the proposed business combination. In anticipation of the SEC declaring the S-4 effective, we have scheduled a Special Meeting of Shareholders on September 27, 2017 at which Praxair shareholders will vote to adopt the BCA and related transactions as well vote on certain other matters described in the S-4. Shortly after the S-4 is declared effective, we will begin to distribute to our shareholders a proxy statement/prospectus that will provide detailed disclosures regarding the BCA and the proposed transaction so that you can make an informed voting decision.

Leaders of Praxair’s Investor Relations, Legal/Corporate Governance, and Executive Compensation groups would welcome the opportunity to have a call with you for 30-45 minutes to discuss the proposed business combination and answer any questions that you may have.

Please let us know a few possible dates/times between August 23-September 20, 2017 that could work for you.

We look forward to speaking with you. Thank you.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will distribute the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which has not yet been approved for publication by BaFin. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco’s website at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin’s website for free at www.bafin.de.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.